FY2005 Unconsolidated Financial Results
                     (April 1, 2004 through March 31, 2005)
  ( All financial information has been prepared in accordance with accounting principles generally accepted in Japan)
        English translation from the original Japanese-language document

                                                                    May 10, 2005
Company name                                    : Toyota Motor Corporation
Stock exchanges on which the shares are listed  : Tokyo, Nagoya, Osaka, Fukuoka and Sapporo Stock Exchanges in
                                                  Japan
Code number                                     : 7203
Location of the head office                     : Aichi Prefecture
URL                                             : http://www.toyota.co.jp
Representative                                  : Fujio Cho, President
Contact person                                  : Masaki Nakatsugawa,
                                                  General Manager,
                                                  Accounting Division
                                                  Tel. (0565)28-2121
Date of the meeting of the Board of Directors   : May 10, 2005
for FY2005 financial restuls
Provision for interim cash dividends            : Provision exists.
Payment date of cash dividends                  : June 24, 2005
Date of the ordinary general meeting            : June 23, 2005
of shareholders
Number of shares in unit share system           : 100 shares

1. Results of FY2005 (April 1, 2004 through March 31, 2005)

(1) Unconsolidated financial results                                          (Amounts less than one million yen are omitted)
-------------------------------------------------------------------------------------------------------------------------------
                               Net sales                        Operating income                     Ordinary income
-------------------------------------------------------------------------------------------------------------------------------
                            Million yen            %             Million yen           %               Million yen          %
FY2005                        9,218,386        (2.8)                 701,390    (- 15.9)                   856,231    ( -6.5)
FY2004                        8,963,712        (2.6)                 833,791      (-3.2)                   915,728      (2.6)
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Ratio of       Ratio of
                                                     Net income     Net income                      ordinary       ordinary
                                                     per share       per share      Return on      income to       income to
                         Net income                   - basic        - diluted       equity       total assets     net sales
-------------------------------------------------------------------------------------------------------------------------------
                         Million yen           %             Yen            Yen              %               %              %
FY2005                       529,329     (- 9.0)          160.38         160.35            8.8             9.6            9.3
FY2004                       581,470      (-8.3)          171.08         171.06            9.9            10.5           10.2
-------------------------------------------------------------------------------------------------------------------------------

Note 1: Average number of shares issued and outstanding in each fiscal year:
        FY2005  3,296,182,405 shares,  FY2004  3,394,992,707 shares
Note 2: Regarding net sales, operating income, ordinary income and net income, the figures in parentheses show percentage of changes from the previous fiscal year.

(2) Cash dividends

-------------------------------------------------------------------------------------------------------------------------------
                      Annual cash dividends per share                                                   Ratio of total amount
                                                              Total amount of       Dividends payout       of dividends to
                                  Interim      Year-end    annual cash dividends         ratio           shareholders' equity
-------------------------------------------------------------------------------------------------------------------------------
                          Yen          Yen           Yen            Million yen                     %                       %
FY2005                  65.00        25.00         40.00                212,772                  40.5                     3.5
FY2004                  45.00        20.00         25.00                151,246                  26.0                     2.5
-------------------------------------------------------------------------------------------------------------------------------

(3) Unconsolidated financial position

-------------------------------------------------------------------------------------------------------------------------------
                        Total assets            Shareholders' equity       Ratio of shareholders'    Shareholders' equity per
                                                                                   equity                      share
-------------------------------------------------------------------------------------------------------------------------------
                               Million yen                 Million yen                           %                        Yen
FY2005                           9,070,991                   6,057,810                        66.8                   1,853.42
FY2004                           8,817,164                   5,984,675                        67.9                   1,796.75
-------------------------------------------------------------------------------------------------------------------------------

Note 1:  Number of shares issued and outstanding at the end of each fiscal year:
         FY2005  3,268,078,939  shares,  FY2004  3,330,470,317 shares
Note 2:  Number of treasury stock at the end of each fiscal year:
         FY2005  341,918,553 shares,  FY 2004  279,527,175 shares

                    FY2005 Unconsolidated Financial Results
                     (April 1, 2004 through March 31, 2005)
  ( All financial information has been prepared in accordance with accounting principles generally accepted in Japan)
        English translation from the original Japanese-language document

2. Forecast of unconsolidated results for FY2006 (April 1, 2005 through March 31, 2006)

-------------------------------------------------------------------------------------------------------------------------------
                                                   Net sales                Ordinary income               Net income
-------------------------------------------------------------------------------------------------------------------------------
                                                         Million yen                Million yen                 Million yen
FY2006 semi-annual (for six-month period                   4,500,000                    330,000                     220,000
ending September 30, 2005)
FY2006                                                     9,400,000                    770,000                     500,000
-------------------------------------------------------------------------------------------------------------------------------

Cautionary Statement with Respect to Forward-Looking Statements

     This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;
(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates;
(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
     A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.